SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

REPORT PURSUANT TO

SECTION 15 (d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

RadioShack 401(k) Plan

(full title of Program)

RADIOSHACK CORPORATION

300 RadioShack Circle

Fort Worth, Texas 76102

(Name of issuer and address of principal executive offices)

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At December 31, 2004 and 2003 and for the

Year Ended December 31, 2004

Additional information required for Form 5500 at December 31, 2004

RADIOSHACK 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

June 28, 2005

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

At December 31, 2004 and 2003

	2004	2003
Assets

Investments, at fair value	$414,265,687	$413,367,171

Total investments	414,265,687	413,367,171

Non-interest bearing cash	323,263	436,833

Receivables:
Participant contributions	252	266,346
Employer contributions	5,354,411	4,044,409

	5,354,663	4,310,755

Net assets available for benefits	$419,943,613	$418,114,759

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004

Additions:

Investment income:
Dividends	$2,961,081
Participant loan interest	995,684
Net appreciation in fair value of investments	25,383,708

29,340,473

Contributions:
Participants	17,831,317
Employer	5,354,411

23,185,728

Total additions	52,526,201

Deductions:
Benefits paid to participants	50,587,810
Administrative expenses	109,537

Total deductions	50,697,347

Net increase in plan assets	1,828,854
Net assets available for benefits at beginning of period	418,114,759

Net assets available for benefits at end of period	$419,943,613

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1 Description of the Plan

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At December 31, 2004 and 2003, there were 8,011 and 9,814 employees of the Company participating in the plan and 22,304 and 20,113 employees eligible to participate, respectively.

The Plan is fully participant-directed and consists of RadioShack common stock, registered investment companies, common/collective trusts and money market funds.

Administration

The Company’s Board of Directors has appointed Putnam Fiduciary Trust Company (“Putnam”) as the Plan’s trustee and record keeper. The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.

Eligibility

An employee is eligible to participate in the Plan at the beginning of the calendar quarter in which they are expected to complete one year of service of at least 1,000 hours, as defined in the Summary Plan Description, and attain the age of 18. Temporary employees are excluded from participation in the Plan.

Participant Contributions

Through authorized payroll deductions, participants may contribute to the Plan, on a pre-tax basis, up to 8%, in increments of 1%, of their annual compensation. During the 2004 plan year, in accordance with the provisions of the Code, no participant could elect more than $16,000 in pre-tax contributions, which includes a $3,000 limit for catch-up contributions.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 1%.

Participants are not subject to federal income taxation on their contributions and earning thereon until withdrawn from the Plan.

Company Contributions

All Company contributions are discretionary and are made in the form of RadioShack common stock equal to 30% of a participant’s contribution.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s discretionary matching contribution, and (b) plan earnings. Allocations are based on the participant’s contribution or number of shares held, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The common stock account represents the participants’ interest in RadioShack common stock that has been allocated on a pro rata basis to the participants’ individual accounts.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. All participants become fully vested in the Company’s contributions, plus actual earning thereon, upon completion of three years of service with the Company.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under the following methods, which are summarized below:

(a)	Single lump sum payment in cash; or

(b)	Part cash and part securities.

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated among the remaining participants’ accounts. A total of $553,197 was forfeited and reallocated for the twelve-month period ended December 31, 2004. At December 31, 2004 and 2003, unused forfeited balances totaled $245,820 and $234,738, respectively.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested accounts. Participants may have up to four loans outstanding at any time. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans. For the twelve-month period ended December 31, 2004, interest rates on participant loans ranged from 5.00% to 10.50%.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will immediately become fully vested in their accounts.

2 Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Units of the common/collective trust fund are valued based on the current market values of the underlying assets of the fund. Common stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

Concentration, Market and Credit Risk

Approximately two thirds of the investments of the Plan consist of securities of its sponsor, RadioShack, at December 31, 2004 and 2003. The Plan provides for various investment options in a variety of stock, registered investment companies and other investment securities. Stock, registered investment companies and other investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Benefits Paid to Participants

Benefits are recorded when paid.

Administrative Expenses

For the twelve-month period ended December 31, 2004, Putnam was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Putnam by the Company and thus are not a component of the changes in net assets available for plan benefits. Administrative expenses paid by participants are summarized in the statement of changes in net assets available for benefits, and include loan origination, investment trading and withdrawal processing fees.

3 Investments

The following table presents the individual investments that exceed 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	December 31,
	2004		2003
	Shares/Units	Fair Value	Shares/Units	Fair Value
RadioShack Common Stock	7,683,575	$252,635,949	9,007,062	$276,336,667
Putnam Voyager Fund	2,554,826	42,435,666	2,638,311	41,817,232

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

During the twelve-month period ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,383,708 as follows:

Common stock	$17,155,856
Common/collective trusts	4,254,235
Registered investment companies	3,973,618

$25,383,708

4 Tax Status of the Plan:

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 1998. The Plan has subsequently been amended and the Administrative Committee has applied for a similar determination letter from the IRS for the Plan. However, the Administrative Committee and the Plan’s legal counsel believe that the Plan remains qualified under Section 401(a) of the Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a) of the Code. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

5 Related Party Transactions

Certain Plan investments are units of registered investment companies and common/collective trusts managed by Putnam Investments, an affiliate of Putnam and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At December 31, 2004 and 2003, the Plan held 7,683,575 and 9,007,062, respectively, which represented 4.9% and 5.5%, respectively, of the outstanding shares of the Company at those dates.

6 Reconciliation of Financial Statements to Form 5500:

The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States of America, includes benefit payments to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not been paid, be recorded as a liability on the Form 5500.

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500:

	2004	2003
Net assets available for benefits from the financial statements	$419,943,613	$418,114,759
Amounts related to withdrawing participants	—	(137,116)

Net assets available for benefits from Form 5500	$419,943,613	$417,977,643

The following is a reconciliation of benefit payments to participants from the financial statements to the Form 5500:

Year Ended December 31, 2004
Benefit payments to participants from the financial statements	$50,587,810
Plus: Amounts related to withdrawing participants at December 31, 2004	—
Less: Amounts related to withdrawing participants at December 31, 2003	(137,116)

Benefit payments to participants from the Form 5500	$50,450,694

Schedule I

RADIOSHACK 401(k) PLAN	EIN – 75-1047710
Schedule H, line 4i	Plan Number - 301
Schedule of Assets (Held at End of Year)
At December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost	Current Value
*	RadioShack Corporation	Common stock, 7,683,575 shares	(i)	$252,635,949
	Royce Total Return Fund	Registered investment company	(i)	2,667,099
	MSIF Small Company Growth Fund	Registered investment company	(i)	5,438,999
*	Putnam RetirementReady Maturity Fund	Registered investment company	(i)	2,625,066
*	Putnam RetirementReady 2010 Fund	Registered investment company	(i)	5,878,764
*	Putnam RetirementReady 2015 Fund	Registered investment company	(i)	9,420,470
*	Putnam RetirementReady 2020 Fund	Registered investment company	(i)	10,425,136
*	Putnam RetirementReady 2025 Fund	Registered investment company	(i)	9,222,451
*	Putnam RetirementReady 2030 Fund	Registered investment company	(i)	4,840,668
*	Putnam RetirementReady 2035 Fund	Registered investment company	(i)	2,501,079
*	Putnam RetirementReady 2040 Fund	Registered investment company	(i)	1,465,618
*	Putnam RetirementReady 2045 Fund	Registered investment company	(i)	877,719
	Victory Diversified Stock Fund	Registered investment company	(i)	1,036,788
	Lord Abbett Affiliated Fund	Registered investment company	(i)	733,263
*	Putnam Income Fund	Registered investment company	(i)	9,770,810
*	Putnam Voyager Fund	Registered investment company	(i)	42,435,666
*	S&P 500	Common/Collective Trust	(i)	10,085,373
*	Putnam International Equity	Registered investment company	(i)	5,279,480
	Harbor Capital Appr Investor	Registered investment company	(i)	697,647
	Western Asset Core	Registered investment company	(i)	1,567,336
*	Putnam Money Market Fund	Money Market Fund	(i)	14,495,205
*	Putnam Equity Income Fund	Registered investment company	(i)	4,139,712
*	Participant Loans	Participant loans – terms of 6 months– 5 years, interest rates of 5.00% - 10.50%	—	16,025,389

				$414,265,687

*	Denotes a party-in-interest to the Plan as defined by ERISA.

(i)	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack Supplemental Stock Purchase Plan

By:	/s/ A. Grothues
A. Grothues
Administrative Committee Member

By:	/s/ R. Ray
R. Ray
Administrative Committee Member

Date: June 28, 2005

Index to Exhibits

Exhibit Number	Description of Exhibit.
23	Consent of Independent Registered Public Accounting firm